UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2014 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's

Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total

Common Shares	1,532,279,718	72.8395	36.4197
Non-Voting Shares	46,367,237	2.2041	1.1020
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total

Common Shares	1,532,279,718	72.8395	36.4197
Non-Voting Shares	46,367,237	2.2041	1.1020

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				14,832,712		0.7050	0.3525
Non-Voting Shares				19,924,219		0.9471	0.4735
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Common Shares	Bradesco S.A. C.T.V.M.	Causa Mortis Tranfer	10-Jun	13,806	0.00	R$ -
Common Shares		Total		13,806		R$ -
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				14,818,906		0.7044	0.3522
Non-Voting Shares				19,924,219		0.9471	0.4735

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				0		0.0000	0.0000
Non-Voting Shares				0		0.0000	0.0000
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				0		0.0000	0.0000
Non-Voting Shares				0		0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				297,192		0.0141	0.0070
Non-Voting Shares				1,799,910		0.0855	0.0427
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Common Shares	Bradesco S.A. C.T.V.M.	Sell	11-Jun	38	34.50	R$ 1,311.00
Common Shares		Sell	11-Jun	51	34.60	R$ 1,764.60
Common Shares		Sell	11-Jun	1	34.80	R$ 34.80
Common Shares		Sell	11-Jun	1,600	34.92	R$ 55,872.00
Common Shares		Total		1,690		R$ 58,982.40
Non-Voting Shares		Buy	4-Jun	6,400	31.17	R$ 199,488.00
Non-Voting Shares		Buy	4-Jun	5,200	31.18	R$ 162,136.00
Non-Voting Shares		Buy	4-Jun	900	31.19	R$ 28,071.00
Non-Voting Shares		Buy	4-Jun	2,000	31.22	R$ 62,440.00
Non-Voting Shares		Buy	4-Jun	1,500	31.24	R$ 46,860.00
Non-Voting Shares		Total		16,000		R$ 498,995.00
Non-Voting Shares		Sell	6-Jun	5,500	32.35	R$ 177,925.00
Non-Voting Shares		Sell	6-Jun	10,500	32.40	R$ 340,200.00
Non-Voting Shares		Sell	6-Jun	58	32.00	R$ 1,856.00
Non-Voting Shares		Sell	6-Jun	2,500	32.00	R$ 80,000.00
Non-Voting Shares		Sell	6-Jun	600	32.15	R$ 19,290.00
Non-Voting Shares		Sell	6-Jun	46	32.35	R$ 1,488.10
Non-Voting Shares		Sell	6-Jun	6,500	32.30	R$ 209,950.00
Non-Voting Shares		Sell	2-Jun	5,000	31.35	R$ 156,750.00
Non-Voting Shares		Sell	24-Jun	2,500	34.45	R$ 86,125.00
Non-Voting Shares		Sell	24-Jun	2,500	34.47	R$ 86,175.00
Non-Voting Shares		Sell	27-Jun	3,290	33.00	R$ 108,570.00
Non-Voting Shares		Sell	11-Jun	75	34.45	R$ 2,583.75
Non-Voting Shares		Sell	11-Jun	500	34.46	R$ 17,230.00
Non-Voting Shares		Sell	18-Jun	5	34.00	R$ 170.00
Non-Voting Shares		Sell	18-Jun	70	34.40	R$ 2,408.00
Non-Voting Shares		Sell	18-Jun	500	34.44	R$ 17,220.00
Non-Voting Shares		Sell	2-Jun	92	31.33	R$ 2,882.36
Non-Voting Shares		Sell	2-Jun	700	31.37	R$ 21,959.00
Non-Voting Shares		Total		40,936		R$ 1,332,782.21
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				295,502		0.0140	0.0070
Non-Voting Shares				1,774,974		0.0843	0.0421

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				25,394		0.0012	0.0006
Non-Voting Shares				391,517		0.0186	0.0093
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	25-Jun	300	33.00	R$ 9,900.00
Non-Voting Shares		Total		300		R$ 9,900.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				25,394		0.0012	0.0006
Non-Voting Shares				391,217		0.0185	0.0092

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2014 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total

Common Shares			12,378	0.0005	0.0002
Non-Voting Shares			18,332	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total

Common Shares			12,378	0.0005	0.0002
Non-Voting Shares			18,332	0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 10, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.